Exhibit 99.1

BANCOLOMBIA ANNOUNCES PROPOSAL TO DISTRIBUTE PROFITS

Medellin, Colombia, February 25, 2020

The Board of Directors of Bancolombia S.A (“Bancolombia”) approved the submission to the General Shareholders’ Meeting the following proposal to distribute profits:

(i)	The payment of an ordinary dividend equal to COP $1,168 per share, to be paid as follows: COP $292 per share and per quarter on the following dates: April 1, 2020, July 1, 2020, October 1, 2020 and January 4, 2021, and
(ii)	The payment of a one-time extraordinary dividend equal to COP $470 per share, to be paid on April 1, 2020. The amount of the extraordinary dividend is calculated based on the annual results and the sufficiency of capital to cover expected business growth. Payment of this extraordinary dividend is aimed at making an efficient allocation of capital.

The aggregate amount of both dividends represents an increase of 50% over the dividend declared to the shareholders for the fiscal year ended December 31, 2018.

Both the ordinary and extraordinary dividends submitted for shareholder approval are payable to holders of common and preferred shares of Bancolombia. The table below summarizes the profit distribution proposal:

Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Alejandro Mejía
Corporate VP	Financial VP	IR Manager
Tel.: (571) 4885675	Tel.: (571) 4885934	Tel.: (574) 4041837

The ex-dividend period is expected to begin 4 trading days before the respective payment date and end on such payment date, as follows:

Ex-Dividend Date (*)	Payment Date (*)
March 26, 2020	April 1st, 2020
June 24, 2020	July 1st, 2020
September 25, 2020	October 1st, 2020
December 28, 2020	January 4th, 2021

(*) The dates of the ex-dividend period will be subject to adjustments in accordance with the provisions of the Colombian Stock Exchange. If December 31st, 2020 is declared as a non-trading day, the ex-dividend period will begin on December 24.

Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Alejandro Mejía
Corporate VP	Financial VP	IR Manager
Tel.: (571) 4885675	Tel.: (571) 4885934	Tel.: (574) 4041837